File No. 812-_____

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of
RidgeWorth Funds
and
RidgeWorth Capital Management, Inc.

Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an Exemption from Section 15(a) of the Act and Rule 18f-2 under the Act

All communications and orders to:
Julia Short	W. John McGuire, Esq.
RidgeWorth Funds	Morgan, Lewis & Bockius LLP
50 Hurt Plaza, Suite 1400	1111 Pennsylvania Avenue, NW
Atlanta, GA 30303	Washington, DC 20004
Page 1 of 26 sequentially numbered pages (including exhibits)

I. INTRODUCTION
     RidgeWorth Funds (the “Trust”) and RidgeWorth Capital Management, Inc. (the “Adviser;” together with the Trust, the “Applicants”) hereby apply for an order from the U.S. Securities and Exchange Commission (the “Commission”) on behalf of (i) the Trust and all existing and future series of the Trust (“Funds”); (ii) all other existing or future open-end management investment companies or series thereof that (a) are advised by the Adviser or any entity controlling, controlled by or under common control with the Adviser or its successors1 (each such entity included in the term “Adviser”), (b) are registered under the Investment Company Act of 1940 (the “1940 Act”), (c) use the manager of managers structure (as described in this Application), and (d) comply with the terms and conditions in this Application (such companies or series included in the term “Funds”); and (iii) the Adviser.2
     Applicants hereby file this Application pursuant to Section 6(c) of the 1940 Act for an order exempting Applicants from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder to permit the Adviser, subject to the approval of the Board of Trustees of the Trust (the “Board”), to do the following without obtaining shareholder approval: (a) select certain unaffiliated investment subadvisers (each, a “Subadviser”)3 to manage all or a portion of the assets of any of

[1]	For the purposes of the requested order, “successor” is limited to an entity or entities that result from a reorganization into another jurisdiction or a change in the type of business organization.

[2]	Every existing entity that currently intends to rely on the requested order is named as an Applicant. Any existing or future entity that relies on the order in the future will do so only in accordance with the terms and conditions in this Application.

[3]	If the Adviser wishes to use subadvisers that would be “affiliated persons” (as defined in Section 2(a)(3) of the 1940 Act) of the Trust, a Fund or of the Adviser (other than by reason of serving as a subadviser to one or more of the Funds) (“Affiliated Subadvisers”) to assist with monitoring and/or management of certain markets with which the Affiliated Subadvisers have expertise, shareholder approval of the subadvisory agreement with any Affiliated Subadviser will be obtained. The requested relief will not apply with respect to Affiliated Subadvisers.

the Funds pursuant to an investment subadvisory agreement with a Subadviser (“Subadvisory Agreement”), and (b) materially amend Subadvisory Agreements with the Subadvisers.
     Applicants are seeking this exemption to enable the Adviser and the Board to obtain for the Funds the services of one or more Subadvisers believed by the Board and the Adviser to be particularly well-suited to manage a Fund without the delay and expense of convening a special meeting of shareholders. Under the manager of managers investment management approach, the Adviser will evaluate and oversee the Subadvisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board.4
     The requested exemptions will also permit the Adviser to make material amendments to Subadvisory Agreements believed by the Adviser and the Board to be appropriate without the delay and expense of convening a special meeting of shareholders for that purpose. Applicants believe that without this relief, the Trust may be precluded from promptly and timely materially amending, or may be subject to the delays and additional expense of proxy solicitation when materially amending, Subadvisory Agreements considered appropriate by the Adviser and the Board.
     If the name of any Fund relying on the requested relief contains the name of a Subadviser, the name “RidgeWorth” or other name being used by the Adviser will precede the name of the Subadviser.

[4]	The Board is also the board of each individual Fund.

II. BACKGROUND
     A. The Trust
     The Trust is a Massachusetts business trust registered under the 1940 Act as an open-end management investment company. The Trust is currently composed of 41 Funds, which are offered and sold pursuant to its registration statement on Form N-1A. Each Fund has its own investment objective, investment policies, and investment restrictions.
     B. The Adviser
     RidgeWorth Capital Management, Inc., a Georgia corporation with its principal office in Atlanta, serves as investment adviser to the Funds and is registered under the Investment Advisers Act of 1940 (the “Advisers Act”).5 The Adviser is a wholly owned subsidiary of SunTrust Banks, Inc.
     The Adviser, subject to the oversight and authority of the Board, is responsible for furnishing the overall investment program for each Fund and providing continuous investment management for each Fund’s assets pursuant to an investment advisory agreement with the Trust (“Advisory Agreement”). The Adviser oversees the implementation of the investment program, arranges and oversees the provision of other necessary services for the Funds (including custodial, transfer agency and administration services) and furnishes office facilities, equipment, services and executive and administrative personnel necessary for managing the investment program of each Fund. In addition, pursuant to the Advisory Agreement, the Adviser may retain one or more Subadvisers, at the Adviser’s own expense, subject to the approval of the Fund’s Board, including approval by a majority of its Independent Trustees (as defined below), for the purpose of managing the investment of the assets of one or more Funds of the Trust.

[5]	Any Adviser will be registered under the Advisers Act.

     For the investment management services that it provides to each Fund, the Adviser receives the fee specified in the Advisory Agreement from each Fund based on the Fund’s average daily net assets. In the interest of limiting the expenses of the Funds, the Adviser may from time to time waive some or all of its investment advisory fees or reimburse other fees for any of the Funds.
     The terms of the Advisory Agreement comply with Section 15(a) of the 1940 Act. The Advisory Agreement was approved by the Board, including a majority of the trustees who are not “interested persons” (as defined in Section 2(a)(19) of the 1940 Act) of the Trust or the Adviser (the “Independent Trustees”) and was approved by the initial shareholder of each Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. With respect to new Funds offered in the future, the Advisory Agreement will be approved by the initial shareholder of the Fund in the manner required by Sections 15(a) and (c) of the 1940 Act and Rule 18f-2 thereunder. Applicants are not seeking any exemptions from the provisions of the 1940 Act with respect to the Advisory Agreement.
     C. The Subadvisers and the Manager of Managers Structure
     Pursuant to its authority under the Advisory Agreement, the Adviser has entered into subadvisory agreements with Affiliated Subadvisers to provide investment advisory services to the Funds, and may, in the future, enter into Subadvisory Agreements with Subadvisers for one or more of the Funds. Each Subadviser employed by the Adviser will be an “investment adviser,” as defined in Section 2(a)(20)(B) of the 1940 Act, to the Fund the Subadviser serves, and each Subadviser will be registered as an investment adviser under the Advisers Act.
     The Adviser will select Subadvisers based on the Adviser’s evaluation of the Subadvisers’ skills in managing assets, and recommend their hiring to the Board. The Adviser will engage in an on-going analysis of the continued advisability of retaining these Subadvisers and make recommendations to the Board as needed. The Adviser will also negotiate and renegotiate the terms of Subadvisory Agreements, including the subadvisory fees, with the Subadvisers, and will make recommendations to the Board as needed. Although the Adviser may recommend, from time to time, that the services of a Subadviser be terminated, the Adviser, in general, does not expect to make frequent changes in Subadvisers.
     With respect to Funds utilizing the manager of managers structure, subject to the approval of this Application, and subject to approval by the Board and a majority of each Fund’s outstanding voting securities, as that term is defined in Section 2(a)(42) of the 1940 Act, the primary responsibility for management of the Funds — including, in particular, the selection and supervision of the Subadvisers — will be vested in the Adviser, subject to general oversight and approval by the Board. Thus, the Adviser will (1) set each Fund’s overall investment strategies; (2) evaluate, select, and recommend to the Board Subadvisers needed to manage all or part of the assets within the Funds; (3) monitor and evaluate each Subadviser’s investment programs and results as well as the performance of Subadvisers relative to the applicable benchmark indices; and (4) review each Fund’s compliance with its investment objective, policies and restrictions. The Adviser will also recommend to the Board whether Subadvisory Agreements should be renewed, modified or terminated.
     Each Subadviser will be responsible, subject to the general supervision of the Adviser and the Board, for the purchase, retention and sale of securities for the applicable Fund. Neither the Adviser nor the Board will evaluate the investment merits of each individual investment decision made by a Subadviser on behalf of a Fund. With the Board’s approval, the Adviser may terminate any Subadvisory Agreement and, pursuant to the Advisory Agreement, assume responsibility for determining what investments shall be purchased, held, sold or exchanged and all other investment management functions for any Fund.
     The Adviser, under the Advisory Agreement and Subadvisory Agreements, may employ multiple Subadvisers for certain of the Funds. In such cases, the Adviser will allocate and, when appropriate, reallocate the Fund’s assets among Subadvisers. Each Subadviser will have discretionary authority to invest that portion of a Fund’s assets assigned to it. The Adviser will seek to achieve each Fund’s objective by selecting one or more Subadvisers who have particular skill and experience in managing that type of Fund.
     Under the manager of managers structure, Subadviser evaluation on both a quantitative and qualitative basis will be an ongoing process. The Adviser periodically will gather and analyze certain performance information regarding the Funds. If a particular Fund fails to track its relevant index or underperforms over time, or if the Adviser has other concerns about a Fund or its Subadviser (such as a departure from the Fund’s disclosed investment style, a change in management of the Subadviser, or concerns about compliance and operational capabilities), the Adviser will assess the continued ability of the Subadviser to meet the Fund’s investment objective. The Adviser will monitor possible replacement Subadvisers for a Fund so that any transition can be recommended to the Fund’s Board and, if approved, is effected on a timely basis should a Subadviser change be warranted. Absent exemptive relief, however, replacing a Subadviser would necessitate a proxy solicitation, which would involve additional expenses and may delay the implementation of the change.
     The Subadvisory Agreement with each Subadviser will be initially approved by the Board, including a majority of the Independent Trustees, in the manner required by Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder. In addition, the terms of each Subadvisory Agreement will comply fully with the requirements of Section 15(a). A Fund will not rely on the requested order if the operation of the Fund in the manner described in this Application has not been approved as provided in condition 1 set out in Section IV below.6 The prospectus for each subadvised Fund whose shareholders have approved the manager of managers structure will contain the disclosure required by condition 2 set out in Section IV below at all times subsequent to such approval.
     For the investment advisory services they provide to the Funds, each Subadviser will receive annual fees from the Adviser, calculated at an annual rate based on the average daily net assets of the applicable Fund. Each Subadviser will bear its own expenses for providing subadvisory services to the applicable Fund. Neither the Trust nor any Fund will be responsible for paying subadvisory fees to any Subadviser. The Adviser will compensate each Subadviser out of the fee paid to the Adviser under the relevant Fund’s Advisory Agreement.
     D. The Requested Relief
     Applicants seek relief from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to facilitate the selection and retention of, and making material changes in Subadvisory Agreements with, Subadvisers in connection with operating the Funds. Under the requested relief, Applicants will obtain the approval of the Board, including a majority of the Independent Trustees, when Subadviser changes are made or when material changes in a Subadvisory Agreements are made, but approval by shareholders of the affected Fund will not be sought or obtained.7

[6]	Each Fund will be required to obtain shareholder approval before relying on the order requested in this Application.

[7]	The Adviser acknowledges that the use of Affiliated Subadvisers and amendments to subadvisory agreements with them would be subject to shareholder approval.

     If the requested order is granted, each Subadvisory Agreement will comply with the following requirements of Section 15(a) of the 1940 Act: (1) it will precisely describe all compensation to be paid by the Adviser to the Subadviser thereunder; (2) it will continue in effect for more than two years from the date of its original approval only so long as such continuance is specifically approved at least annually by the Board at the times and in the manner required by Section 15(c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder; (3) it will provide for termination at any time, without the payment of any penalty, by the Adviser, the Board or by shareholders of the affected Fund on not more than sixty days’ written notice to the Subadviser; and (4) it will provide for its automatic termination in the event of its assignment.
     The Funds offer shares, and with respect to new Funds offered in the future, will offer shares, pursuant to a prospectus that is intended to satisfy the requirements of the Securities Act of 1933, as amended (the “1933 Act”) and that describes the advisory services provided to the Funds. The prospectus contains information concerning the management and operation of the Funds, including, if applicable to a particular Fund, a description of any Subadviser and the services it provides. In addition, each Fund utilizing the manager of managers structure will hold itself out to investors as employing such structure and will prominently disclose in its prospectus that the Adviser has the ultimate responsibility (subject to oversight by the Board) to oversee Subadvisers and to recommend their hiring, termination and replacement.
     Each Fund utilizing the manager of managers structure will disclose that it operates pursuant to the terms and conditions of this Application. Thus, all shareholders of the Funds will be informed of: (a) the means by which the Funds obtain advisory services, including a description of the Adviser, the Subadvisers, and their agreements with respect to the Trust; and (b) that new Subadvisers can be employed without shareholder approval.
III. EXEMPTIVE RELIEF REQUESTED AND APPLICABLE LAW
A.	Shareholder Voting
1.	Applicable Law
Section 15(a) of the 1940 Act provides in relevant part that:
It shall be unlawful for any person to serve or act as investment adviser of a registered investment company, except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company ....
Rule 18f-2 under the 1940 Act provides in relevant part that:
(c)(1) With respect to the submission of an investment advisory contract to the holders of the outstanding voting securities of a series company for the approval required by Section 15(a) of the [1940] Act, such matter shall be deemed to be effectively acted upon with respect to any class or series of securities of such company if a majority of the outstanding voting securities of such class or series vote for the approval of such matter ....
Rule 18f-2 further provides that:
(c)(2) If any class or series of securities of a series company fails to approve an investment advisory contract in the manner required by subparagraph (1) of this paragraph, the investment adviser of such company may continue to serve or act in such capacity for the period of time pending such required approval of such contract, of a new contract with the same or different adviser, or other definitive action; provided that the compensation received by such investment adviser during such period is equal to no more than its actual costs incurred in furnishing investment advisory services to such class or series or the amount it would have received under the advisory contract, whichever is less.
Section 2(a)(20) defines an “investment adviser” as the following:
“Investment adviser” of an investment company means (A) any person ... who pursuant to contract with such company regularly furnishes advice to such company with respect to the desirability of investing in, purchasing or selling securities ... and (B) any other person who pursuant to contract with a person described in clause (A) regularly performs substantially all of the duties undertaken by such person described in clause (A) ....

     Section 15 of the 1940 Act applies to situations where, as here, a subadviser contracts with an investment adviser of an investment company. Accordingly, the Subadvisers are deemed to be within the statutory definition of an “investment adviser,” and the Subadvisory Agreements between the Adviser and each Subadviser are subject to Sections 15(a) and (c) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to the same extent as each Advisory Agreement. Therefore, without the exemption applied for herein, the Funds: (a) would be prohibited from entering promptly into a new Subadvisory Agreement or amending materially an existing contract with a Subadviser; and (b) would be prohibited from continuing the employment of an existing Subadviser whose contract had been assigned as a result of a change in “control” unless the Adviser and the particular Fund involved were to incur the costs of convening a special meeting of Fund shareholders to approve the Subadviser’s selection and/or the change in the Subadvisory Agreement.
     Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or from any rule thereunder, if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. For the reasons and subject to the conditions set forth below, Applicants seek an exemption under Section 6(c) of the 1940 Act from the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder to eliminate the need for the Adviser, the Trust, and any Fund, to submit Subadvisory Agreements to the affected shareholders for approval prior to selecting a Subadviser or materially amending a Subadvisory Agreement. Applicants believe that the requested exemptions are appropriate in the public interest and consistent with the protection of investors, and the purposes fairly intended by the policy and provisions of the 1940 Act.
2.	Discussion
a.	Necessary or Appropriate in the Public Interest
     Applicants believe that the requested relief is necessary or appropriate in the public interest. The Funds utilizing the manager of managers structure will be different from those of traditional investment companies. Under the traditional structure, a fund’s investment adviser is a single entity that employs one or more individuals internally as portfolio managers to make investment decisions. The adviser is free to retain or terminate those portfolio managers without board or shareholder approval. In the case of the Funds utilizing the manager of managers structure, the Adviser will use one or more Subadvisers, and the Adviser typically will not make the day-to-day investment decisions. Instead, the Adviser establishes an investment program for a Fund and selects, supervises and evaluates the Subadvisers who make the day-to-day investment decisions for the respective Fund.8 This is a service that the Adviser believes can add value to the investments of the Funds’ shareholders because the Adviser will be able to select those Subadvisers that have distinguished themselves through successful performance in the market sectors in which the respective Fund will invest.
     The Funds utilizing the manager of managers structure will hold themselves out as investment vehicles whereby investors look to the Adviser as a professional organization to evaluate, select and recommend to the Board the hiring of Subadvisers. The Adviser will select those Subadvisers that are most likely to provide investment advisory services that will achieve the investors’ defined objectives given their investment needs and tolerance for risk. Those

[8]	While the Adviser typically will not make day-to-day investment decisions for a Fund utilizing the Manager of Managers Structure, the Adviser may do so under the terms of the Advisory Agreement.

Subadvisers will, in turn, select and oversee the selection of portfolio investments. Under the manager of managers structure, the selection or change in a Subadviser will not be an event that significantly alters the nature of the shareholder’s investment and thus does not implicate 1940 Act policy concerns regarding shareholder approval.9
     From the perspective of the investor, the role of the Subadvisers with respect to the Funds utilizing the manager of managers structure is substantially equivalent to the role of the individual portfolio managers employed by the traditional investment company advisory firms. Both the portfolio managers and the Subadvisers are concerned principally with the selection of portfolio investments in accordance with a Fund’s investment objectives and policies and have no significant supervisory, management or administrative responsibilities with respect to that Fund or the Trust. Applicants believe that shareholders look to the Adviser when they have questions or concerns about the Funds’ management or about the Fund’s investment performance. Shareholders expect the Adviser and the Board to select the portfolio managers or Subadviser for a Fund that is best suited to achieve the Fund’s investment objective. Shareholders of traditionally managed mutual funds expect the investment adviser to compensate the portfolio manager out of the investment adviser’s own assets, just as the Adviser will compensate the Subadvisers out of the advisory fees that the Adviser receives from the Funds. Under the conventional investment company structure, shareholders do not vote on the selection of the individual portfolio manager or change in his or her compensation. There is no compelling policy reason why the Funds’ investors should be required to approve the Subadvisers’ relationships with the Funds, any more than shareholders of a conventional

[9]	Protecting Investors: A Half-Century of Investment Company Regulation, Division of Investment Management, SEC, May 1992, Ch. 7, Part III(D)(2).

investment company should approve its manager’s change of a portfolio manager or revision of that portfolio manager’s employment contract.
     In the absence of exemptive relief from Section 15(a) of the 1940 Act, when a new Subadviser is proposed for retention by a Fund or the Trust on behalf of one or more of the Funds, shareholders would be required to approve the Subadvisory Agreement with that Subadviser. Similarly, if an existing Subadvisory Agreement were to be amended in any material respect (e.g., an increase in the subadvisory fee), approval by the shareholders of the affected Fund would be required. In addition, a Fund would be prohibited from continuing to retain an existing Subadviser whose Subadvisory Agreement had been “assigned” as a result of a change of control of the Subadviser unless shareholder approval had been obtained. In all of these cases, the need for shareholder approval would require the Trust or a Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Fund. This process would be time-intensive, costly and slow and, in the case of a poorly performing Subadviser or one whose management team had left, potentially harmful to a Fund and its shareholders.
     Applicants believe that permitting the Adviser to perform those duties for which the shareholders of the Funds are paying the Adviser (i.e., the selection, supervision and evaluation of Subadvisers) without incurring unnecessary delay or expense will be appropriate in the interests of Fund shareholders and will allow each Fund to operate more efficiently. Without the delay inherent in holding shareholder meetings (and the attendant difficulty of obtaining the necessary quorum), the Funds will be able to act more quickly and with less expense to replace Subadvisers when the Board and the Adviser feel that a change would benefit the Fund. Without the requested relief, a Fund may, for example, be left in the hands of a Subadviser who would be unable to manage the Fund’s assets diligently because of diminished capabilities resulting from a loss of personnel or decreased motivation resulting from an impending termination of the Subadvisory Agreement. Also, in that situation, or where there has been an unexpected Subadviser resignation or change in control-event beyond the control of the Adviser, the Trust and the Funds, the affected Fund may be forced to operate without a Subadviser or with less than the optimum number of Subadvisers. The sudden loss of the Subadviser could be highly disruptive to the operations of a Fund.
          b. Consistent with the Protection of Investors
     Applicants believe that the requested relief is consistent with the protection of investors. Primary responsibility for management of the Funds, including the selection and supervision of the Subadvisers, is vested in the Adviser, subject to the oversight of the Board. The Advisory Agreement is and will remain fully subject to the requirements of Section 15(a) of the 1940 Act and, where applicable, Rule 18f-2 thereunder, including the requirement for shareholder voting. In addition, the manager of managers structure will not be implemented with respect to any Fund unless the initial Subadvisory Agreement is approved by the Fund’s shareholders as required by Section 15(a) of the 1940 Act. Applicants believe that it is consistent with the protection of investors to vest the selection and supervision of the Subadvisers in the Adviser in light of the management structure of the Funds, as well as the shareholders’ expectation that the Adviser will use its expertise to select the most able Subadvisers. Within this structure, the Adviser is in a better position to make an informed selection of a Subadviser than are individual shareholders.
     In evaluating the services that a Subadviser will provide to a Fund, the Adviser considers certain information, including, but not limited to, the following:

     (1) the advisory services provided by the Subadviser, including the Subadviser’s investment management philosophy and technique and the Subadviser’s methods, to ensure compliance with the investment objective, policies and restrictions of the Fund;
     (2) a description of the various personnel furnishing such services, including their duties and qualifications, the amount of time and attention they will devote to the Fund, and the ability of the Subadviser to attract and retain capable personnel;
     (3) reports setting forth the financial condition and stability of the Subadviser; and
     (4) reports setting forth the Subadviser’s investment performance during recent periods in light of its stated objectives and current market conditions, including to the extent relevant, comparisons with broadly-based unmanaged indices and other accounts managed by the Subadviser and having similar investment objectives, and other funds having similar investment objectives and asset sizes.
     In obtaining this information, the Adviser will typically: (i) review the Subadviser’s current Form ADV; (ii) conduct a due diligence review of the Subadviser; and (iii) conduct an interview of the Subadviser.
     In addition, the Adviser and the Board will consider the reasonableness of the Subadviser’s compensation with respect to each Fund for which the Subadviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Fund, and the Subadviser’s fee will be payable by the Adviser, the Subadviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by the Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Subadvisers in evaluating the reasonableness of the overall arrangements. In conducting this analysis, the Adviser and the Board will consider certain information, including, but not limited to, the following:

     (1) a description of the proposed method of computing the fees;
     (2) comparisons of the proposed subadvisory fees with fees charged by the Subadviser for managing comparable accounts and with fees charged by other organizations for managing similar funds, especially funds and accounts having similar investment objectives; and
     (3) data with respect to the projected expense ratios of each Fund and comparisons with similar funds.
     If the relief is granted, shareholders of each Fund utilizing the manager of managers structure will receive adequate information about the Subadvisers. Moreover, as indicated above, the Board will comply with the requirements of Sections 15(a) and (c) of the 1940 Act before entering into or amending a Subadvisory Agreement.
     Applicants include a standard condition in this Application that each Fund would disclose in its prospectus the existence, substance and effect of the requested order. Applicants acknowledge that this is a qualitative change in the disclosure required in a Fund’s prospectus under the order and will ensure that each such Fund’s disclosures satisfy this requirement.
     The prospectus and statement of additional information (“SAI”) for each Fund will include all required information concerning each applicable Subadviser. In addition to a Fund prospectus and SAI, shareholders of the Funds will be provided with other information about any then-current Subadviser(s). If a new Subadviser is retained, or an existing Subadvisory Agreement is materially amended, the Trust will supplement each affected Fund’s prospectus pursuant to Rule 497(e) under the 1933 Act or file a post-effective amendment to its registration statement to the extent necessary to reflect changes in Subadvisers. Furthermore, the Funds will furnish to shareholders, within 90 days of the date that a Subadviser is appointed, all of the information that would have been provided in a proxy statement (“Information Statement”). The information provided in the Information Statement will satisfy the relevant requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the Securities Exchange Act of 1934, as amended (“1934 Act”).
          c. Consistent with the Policy and Provisions of the 1940 Act
     Applicants believe the requested relief is consistent with the policy and provisions of the 1940 Act. The purpose of the requirement that shareholders approve new advisory agreements may be inferred from the 1940 Act. The identity of a registered investment company’s investment adviser, together with the company’s investment objective, policies and restrictions, are the features that distinguish one investment company from another. The framers of the 1940 Act believed that if an investment company is to be managed by an adviser different from the adviser shareholders selected at the time of investment, the successor adviser should be approved by shareholders. The exemptive relief being requested would be fully consistent with this public policy.
     Each Fund’s Advisory Agreement, as well any subadvisory agreements with Affiliated Subadvisers, will continue to be subject to the shareholder approval requirements of the 1940 Act. The prospectus of each Fund utilizing the manager of managers structure will disclose that the Adviser is the primary provider of investment advisory services to the Fund, and that the Adviser may hire or change Subadvisers for the Fund, as appropriate, and that the Adviser has the ultimate responsibility to oversee Subadvisers and recommend to the Board their hiring, termination and replacement. In a traditionally structured investment company, no shareholder approval is required for the investment adviser to change a portfolio manager or revise the portfolio manager’s salary or conditions of employment, because shareholders of the investment company are relying on the investment adviser for the investment company’s investment results and overall management services. For those same reasons, shareholder approval should not be required in the circumstances described herein with respect to a change of Subadviser by the Adviser and the Board. Eliminating the requirement of shareholder approval in such a case would be consistent with the policies and provisions of the 1940 Act and would eliminate unnecessary expenses and delays associated with conducting a formal proxy solicitation. In the circumstances described in this Application, a proxy solicitation provides no more meaningful information to investors than the proposed use of the Information Statement. A Fund also will promptly supplement its registration statement if a new Subadviser is appointed or a material amendment is made to a Subadvisory Agreement. If a shareholder of a particular Fund is dissatisfied with the Adviser’s selection of a Subadviser or a material change in a Subadvisory Agreement, the shareholder may redeem his or her shares.
     B. Precedent
     Applicants note that substantially the same exemptions requested herein with respect to relief from Section 15(a) and Rule 18f-2 have been granted previously by the Commission. See, e.g., American Fidelity Dual Strategy Fund, Inc. and American Fidelity Assurance Company, Investment Company Act Release Nos. 29444 (Sept. 27, 2010) (notice) and 29483 (Oct. 25, 2010) (order); Cash Account Trust, et al, Investment Company Act Release Nos. 29094 (Dec. 16, 2009) (notice) and 29109 (Jan. 12, 2010) (order); CLS Investments, LLC and AdvisorOne Funds, Investment Company Act Release Nos. 28894 (Aug. 31, 2009) (notice) and 28932 (Sept. 28, 2009) (order); Phoenix Equity Trust, et al., Investment Company Act Release Nos. 28375 (Sept. 3, 2008) (notice) and 28410 (Sept. 29, 2008) (order); Aberdeen Asset Management Inc. and Aberdeen Funds, Investment Company Act Release Nos. 28364 (Aug. 25, 2008) (notice) and 28385 (Sept. 22, 2008) (order); Unified Series Trust and Envestnet Asset Management, Inc., Investment Company Act Release Nos. 28071 (Nov. 30, 2007) (notice) and 28117 (Dec. 27, 2007) (order); JNF Advisors, Inc. and Northern Lights Variable Trust, Investment Company Act

Release Nos. 28010 (Oct. 2, 2007) (notice) and 28038 (Oct. 29, 2007) (order); Trust for Professional Managers, Investment Company Act Release Nos. 27964 (Aug. 31, 2007) (notice) and 27995 (Sept. 26, 2007) (order); Delaware Management Business Trust, Investment Company Act Release Nos. 27512 (Oct. 10, 2006) (notice) and 27547 (Nov. 7, 2006) (order); MGI Funds, Investment Company Act Release Nos. 27173 (Dec. 1, 2005) (notice) and 27200 (Dec. 28, 2005) (order); Fifth Third Funds, Investment Company Act Release Nos. 27054 (Sept. 8, 2005) (notice) and 27106 (Sept. 30, 2005) (order); Pacific Capital Funds, The Asset Management Group of Bank of Hawaii, Investment Company Act Release Nos. 26653 (Nov. 9, 2004) (notice) and 26689 (Dec. 7, 2004) (order); Atlas Assets, Inc. and Atlas Advisers, Inc., Investment Company Act Release Nos. 26599 (Sept. 16, 2004) (notice) and 26631 (Oct. 13, 2004) (order); Burnham Investment Trust and Burnham Asset Management Corp., Investment Company Act Release Nos. 26371 (Feb. 27, 2004) (notice) and 26396 (Mar. 24, 2004) (order); John Hancock Variable Series Trust I and John Hancock Life Insurance Company, Investment Company Act Release Nos. 26091 (June 30, 2003) (notice) and 26140 (July 28, 2003) (order); SAFECO Common Stock Trust and SAFECO Asset Management Co., Investment Company Act Release Nos. 25968 (Mar. 21, 2003) (notice) and 26007 (Apr. 16, 2003) (order); JNL Series Trust and Jackson National Asset Management, LLC, Investment Company Act Release Nos. 25956 (Mar. 12, 2003) (notice) and 25997 (Apr. 8, 2003) (order); Oppenheimer Select Managers and Oppenheimer Funds, Inc., Investment Company Act Release Nos. 25928 (Feb. 6, 2003) (notice) and 25952 (Mar. 4, 2003) (order); LB Series Fund, Inc., Investment Company Act Release Nos. 25912 (Jan. 24, 2003) (notice) and 25936 (Feb. 19, 2003) (order); AB Funds Trust and SBC Financial Services, Inc., Investment Company Act Release Nos. 25805 (Nov. 19, 2002) (notice) and 25848 (Dec. 17, 2002) (order); Federated Index Trust and Federated Investment

Management Company, Investment Company Act Release Nos. 25794 (Nov. 6, 2002) (notice) and 25841 (Dec. 3, 2002) (order); and MLIG Variable Insurance Trust and Roszel Advisors, LLC, Investment Company Act Release Nos. 25785 (Oct. 24, 2002) (notice) and 25806 (Nov. 19, 2002) (order).
IV. CONDITIONS FOR RELIEF
     Applicants agree that any order granting the requested relief will be subject to the following conditions:
1.	Before a Fund may rely on the order requested in the Application, the operation of the Fund in the manner described in the Application will be approved by a majority of the Fund’s outstanding voting securities, as defined in the 1940 Act or, in the case of a Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by condition 2 below, by the initial shareholder(s) before offering shares of that Fund to the public.
2.	The prospectus for each Fund relying on the order requested in this Application will disclose the existence, substance, and effect of any order granted pursuant to this Application. Each Fund relying on the order requested in this Application will hold itself out to the public as utilizing the manager of managers structure described in this Application. The prospectus will prominently disclose that the Adviser has ultimate responsibility (subject to oversight by the Board) to oversee the Subadvisers and recommend their hiring, termination, and replacement.
3.	Within 90 days of the hiring of a new Subadviser, the affected Fund shareholders will be furnished all information about the new Subadviser that would be included in a proxy statement. To meet this obligation, the Fund will provide shareholders of the affected Fund within 90 days of hiring a new Subadviser with an information statement meeting the requirements of Regulation 14C, Schedule 14C, and Item 22 of Schedule 14A under the 1934 Act.
4.	The Adviser will not enter into a subadvisory agreement with any Affiliated Subadviser without such agreement, including the compensation to be paid thereunder, being approved by the shareholders of the applicable Fund.
5.	At all times, at least a majority of the Board will be Independent Trustees, and the nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.
6.	Whenever a subadviser change is proposed for a Fund with an Affiliated Subadviser, the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the applicable Board minutes, that such change is in the best interests of the Fund and its shareholders, and does not involve a conflict of interest from which the Adviser or the Affiliated Subadviser derives an inappropriate advantage.
7.	The Adviser will provide general management services to each Fund that is subadvised, including overall supervisory responsibility for the general management and investment of the Fund’s assets, and, subject to review and approval of the Board, will: (i) set each Fund’s overall investment strategies; (ii) evaluate, select and recommend Subadvisers to manage all or a part of a Fund’s assets; (iii) allocate and, when appropriate, reallocate a Fund’s assets among one or more Subadvisers; (iv) monitor and evaluate the performance of Subadvisers; and (v) implement procedures reasonably designed to ensure that the Subadvisers comply with the relevant Fund’s investment objective, policies, and restrictions.

8.	No trustee or officer of the Trust or a Fund, or director, manager or officer of the Adviser, will own, directly or indirectly (other than through a pooled investment vehicle that is not controlled by such person), any interest in a Subadviser, except for (a) ownership of interests in the Adviser or any entity that controls, is controlled by, or is under common control with the Adviser, or (b) ownership of less than 1% of the outstanding securities of any class of equity or debt of any publicly traded company that is either a Subadviser or an entity that controls, is controlled by or is under common control with a Subadviser.
9.	In the event the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.
V. CONCLUSION
     For the foregoing reasons, Applicants request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief sought in this Application. Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.
VI. PROCEDURAL MATTERS
     Applicants file this Application in accordance with Rule 0-2 under the 1940 Act, and state that their address is printed on the Application’s facing page and that they request that all written communications concerning the Application be directed to the individuals and addresses printed on the Application’s facing page. Also, Applicants have attached as an exhibit to the Application the required verification.

     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants.
     Ashi Parikh is authorized to sign and file this document on behalf of the Adviser pursuant to the general authority vested in him as Chairman and Chief Executive Officer. Julia Short is authorized to sign and file this document on behalf of the Trust pursuant to the following resolutions adopted by the Board of the Trust on October 14, 2010:

VOTED:	That the Board of RidgeWorth Funds (the “Trust”) hereby approves the preparation, execution and filing, on behalf of the Trust, of an exemptive application (the “Application”) with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), and any amendments or supplements thereto, which order shall exempt the Trust, its series (the “Funds”), RidgeWorth Capital Management (the “Adviser”), and other investment companies that may be managed by the Adviser, from Section 15(a) of the 1940 Act and Rule 18f-2 thereunder so as to permit the Adviser to enter into and materially amend subadvisory agreements without approval of the Funds’ shareholders, with such changes thereto as the officer executing the Application, with the advice of counsel, determines to be necessary, desirable or appropriate.

VOTED:	That the Board hereby authorizes the officers of the Trust to execute any certificate, instruction, notice or other instrument and take such action deemed necessary or appropriate to effectuate the purpose or intent of the foregoing.

     Based on the facts, analysis, and conditions in this Application, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested by this Application. In accordance with Rule 0-5 under the 1940 Act, Applicants request that the Commission issue the requested order without holding a hearing.
Dated: January 20, 2011
RIDGEWORTH FUNDS

By:	/s/ Julia Short Name: Julia Short
Title: President
RIDGEWORTH CAPITAL MANAGEMENT, INC.

By:	/s/ Ashi Parikh Name: Ashi Parikh
Title: Chairman and Chief Executive Officer

EXHIBIT A
Verification of Application and Statement of Fact
     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that she has duly executed the attached Application for an order, dated January 20, 2011, for and on behalf of RidgeWorth Funds; that she is President of RidgeWorth Funds; and that all action taken by shareholders, trustees and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information, and belief.

/s/ Julia Short
Name:	Julia Short
Date: January 20, 2011

     In accordance with Rule 0-2(d) under the 1940 Act, the undersigned states that he has duly executed the attached Application for an order, dated January 20, 2011, for and on behalf of RidgeWorth Capital Management, Inc.; that he is Chairman and Chief Executive Officer of RidgeWorth Capital Management Inc.; and that all action taken by shareholders, directors and other persons necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information, and belief.

/s/ Ashi Parikh
Name:	Ashi Parikh
Date: January 20, 2011